DLA Piper UK LLP Beijing Representative Office
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January 9, 2023

Via EDGAR

Division of Corporate Finance

Office of Technology

Securities and Exchange Commission

Washington, D.C. 20549

Attn:	Mr. Dave Edgar

Ms. Christine Dietz

Ms. Lauren Pierce

Mr. Matthew Crispino

Re:	Lucas GC Ltd.

Draft Registration Statement on Form F-1

Submitted November 21, 2022

CIK No. 0001954694

Dear Mr. Edgar, Ms. Dietz, Ms. Pierce, and Mr. Crispino:

On behalf of Lucas GC Ltd, a Cayman Islands exempted company (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchanges Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated December 23, 2022 on the Company’s Registration Statement on Form F-1 previously submitted on November 21, 2022 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting Amendment No. 1 to its registration statement on Form F-1 (the “Revised Registration Statement”) with exhibits via EDGAR to the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Registration Statement.

Draft Registration Statement on Form F-1 submitted on November 21, 2022

Cover Page

1.

Please disclose clearly the entity, including the domicile, in which investors are purchasing an interest. Disclose that investors may never hold equity interests in the Chinese operating entities. Additionally, please provide a description of how cash is transferred through your organization. State whether any transfers, dividends, or distributions have been made to date between the holding company and its subsidiaries or to investors, and quantify the amounts where applicable. Provide cross-references to the financial statements.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on the cover page in accordance with the Staff’s instructions.

2.

We note your statement here and on page 11 that you do not believe there will be material effects on your Hong Kong subsidiaries’ operations and financial results resulting from the legal and operational risks relating to the PRC regulations. Please remove this language as it appears to contradict your other disclosure that you are “subject to the risks of uncertainty about any future actions the Chinese government or authorities in Hong Kong may take… which could result in a material adverse change to our business, prospects, financial condition, and results of operations, and the value of our securities.” Also, disclose that the PRC government has significant authority to intervene or influence your Hong Kong operations at any time.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on the cover page in accordance with the Staff’s instructions.

Prospectus Summary, page 1

3.	Please describe the consequences to you and your investors if you or your subsidiaries:

(i)	do not receive or maintain permissions or approvals from the CSRC, CAC, or any other governmental agency that is required to approve the your subsidiaries’ operations,

(ii)	inadvertently conclude that such permissions or approvals are not required, or

(iii)	applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Additionally, provide a clear description of how cash is transferred through your organization. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and your subsidiaries, and direction of transfer. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on pages 4 - 8, in accordance with the Staff’s instructions.

Corporate History and Structure

Our Corporate History and Structure, page 5

4.	Please revise to disclose, as a footnote to the diagram, the founders’ and any other significant investors’ ownership percentages.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on pages 6 and 69 in accordance with the Staff’s instructions.

Corporate History and Structure, page 6

5.

We note that the dashed line indicating which entities are “offshore” versus “onshore” is positioned so that entities organized in Hong Kong are deemed “offshore.” Please move the line so that “onshore” includes Hong Kong-based entities. Revise the graphic on page 68 accordingly.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on pages 6 and 69 in accordance with the Staff’s instructions.

Implications of Being an Emerging Growth Company, page 7

6.

You disclose that you have elected to take advantage of the extended transition period for complying with new or revised accounting standards. Please revise here and on page F-16 to state that as a result of your election, your financial statements may not be comparable to companies that comply with public company effective dates.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on pages 8 and F-17 in accordance with the Staff’s instructions.

Conventions That Apply to This Prospectus, page 9

7.

We note that your definition of “China” or the “PRC” excludes Hong Kong and Macau. Please revise your disclosure to remove the exclusion of Hong Kong and Macau from your definition of “China” or the “PRC.”

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on page 10 in accordance with the Staff’s instructions.

The Offering, page 15

8.

Your statements that you have applied for your ordinary shares to be listed on the Nasdaq and that your ordinary shares “will not be listed on any exchange” appear to contradict each other. Please revise.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on pages 16 and 55 in accordance with the Staff’s instructions.

9.	You indicate that the offering price per ordinary share will be “US0.00001” per ordinary share. Please revise or advise.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on page 16 in accordance with the Staff’s instructions.

Risk Factors, page 17

10.

We note your disclosure that you will be a controlled company following the business combination. Please add a risk factor that discusses the effect, risks, and uncertainties of being designated a controlled company.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on page 59 in accordance with the Staff’s instructions.

We are subject to risks relating to our leased properties., page 28

11.

Please disclose what actions you are taking to register your leased properties with the PRC governmental authorities or find alternative locations for your operations. If material, disclose the approximate amount you anticipate paying if PRC authorities fine you for your noncompliance. Please disclose the likelihood that you will need to pay such fines and describe any other consequences that may result from your noncompliance.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on pages 29 and 30 in accordance with the Staff’s instructions.

Capitalization, page 63

12.

Please revise to present, in a separate column before the offering, the pro forma effect of the October 2022 agreements which resulted in the reclassification of the redeemable preferred shares from mezzanine to permanent equity.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on page 64 in accordance with the Staff’s instructions.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Key Factors that Affect Operating Results, page 69

13.

You disclose that as of June 30, 2022, you had approximately 380,000 active registered users on your proprietary platforms. We further note your disclosure on page 106 indicating that as of June 30, 2020, you had approximately 100,000 such users. Please revise your disclosures in this section to define an active registered user and to disclose the precise number of active registered users as of each period end date presented in the filing. Refer to SEC Release No. 33-10751.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on page 70 in accordance with the Staff’s instructions.

14.	Please tell us whether you monitor the number of clients and/or successful job placements and if so what consideration was given to disclosing these metrics. Refer to SEC Release No. 33-10751.

In response to the Staff’s comments, the Company monitors the number of clients and successful job placements.

We calculate the number of successful job placements per the total number of job openings offered by the corporate customers. This number will tell us how efficient our AI system is, because the higher the ratio of successful job placements placed per the total numbers of job openings offered by clients, the higher the yields and the higher the accuracy of our AI system pushing the suitable job opening opportunities to our users is. For example, we would not push a financial job opening to a user whose background is in information technology, and instead our AI system will be smart enough to push this financial job opening to the user who has indicated a financial background, augmented by the historical track record of his/her successful rate of placing similar positions, the numbers of candidates he/she recommended, the level of interest the user showed in browsing similar position before, etc. In the meantime, the AI system further refines the user’s profile so that we can accurately push more job opportunities to him/her that fit his/her background or interest in the future, and not to blindly push all job opening opportunities to him/her using a shot-gun approach. Accurate matching results allow us to attract more users and accumulate more data, which in turn improve the matching efficiency and optimize the user experience, creating a positive feedback loop.

However, the Company selects not to disclose these metrics because they are confidential data in the business.

Impact of COVID-19 on Our Operations and Financial Performance, page 71

15.	Please disclose whether, and if applicable, how, you have been materially affected by the COVID-19 pandemic.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on page 72 in accordance with the Staff’s instructions.

Liquidity and Capital Resources, page 82

16.	Revise to disclose cash and cash equivalents disaggregated by currency denomination.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on page 83 in accordance with the Staff’s instructions.

Contractual Obligations, page 86

17.	Please provide a conversion of your operating lease payment obligations from RMB to USD.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on page 87 in accordance with the Staff’s instructions.

Industry Overview

Competitive Landscape, page 102

18.	Please identify the companies against which you compare yourself in the table on this page.

The Company respectfully advises the Staff that the identities of the leading online agent-centric HCM service providers available in the Frost & Sullivan Report are not publicly accessible information, therefore as a market practice and for confidentiality reasons, the Company respectfully requests that the abovementioned information not be disclosed in the Registration Statement. The Company has included the background of each of such market players as an alternative to provide investors with more details regarding the competitive landscape of the relevant industry.

Ranking	Company	Active Users as of June 30, 2022	Revenue in 2021
		(‘000)	(RMB in million)
1	Our Company	383	652
2	Company A (1)	50	260
3	Company B (2)	30	130
4	Company C (3)	30	90
5	Company D (4)	20	100

Note:

(1)	Company A is a private company founded in 2012. It primarily provides online agent-centric recruitment services.
(2)	Company B is a private company founded in 2017. It primarily provides online agent-centric recruitment services.
(3)	Company C was founded in 2020 and is a subsidiary of a leading traditional HCM provider. It primarily provides online agent-centric recruitment services.
(4)	Company D is a private company founded in 2013. It primarily provides online job-seeking services, online agent-centric recruitment services, and online advertisement placements for employers.

Business

Our Strengths, page 106

19.

Please describe trends in your active registered users’ usage of your platform. For example, disclose what percentage of your users are individuals seeking jobs, corporations posting jobs, or talent scouts seeking to match candidates with positions. Disclose the average or median amount of time your users spend seeking either a position or a candidate. To the extent possible, compare the success and speed of your corporate and individual users to that of your competitors. Disclose your user turnover or how long your users maintain their accounts.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on pages 108 and 112 in accordance with the Staff’s instructions.

Our Strategies

Expand geographical footprint, page 109

20.

We note that publicity materials that you have provided online list your locations as being Los Angeles, Beijing, Shanghai, Hong Kong, Taipei, Seoul, Madrid, and Chicago. Please clearly disclose in which countries you currently operate and have offices. If you derive revenue from multiple countries or global regions, please disclose the percentage of revenue from each.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on page 111 in accordance with the Staff’s instructions. The Company respectfully advises the Staff that it does not have operations or offices in locations other than mainland China and will revise its publicity materials accordingly.

Our Customers, page 121

21.

Please disclose your number of corporate customers for the six months ended June 30, 2022. Also, we note reference in this section to a risk factor titled “We depend on a limited number of clients for a significant portion of our revenues and the loss of one or more of these clients could adversely affect our business, financial condition, and results of operations.” We are unable to locate this risk factor. Please advise.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on page 123 in accordance with the Staff’s instructions.

Management

Directors and Executive Officers, page 137

22.	Please describe Howard Lee’s activities between 2016 and 2022.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on page 139 in accordance with the Staff’s instructions.

Principal Shareholders, page 143

23.	Please disclose the natural persons who have voting or dispositive power with respect to the shares held by 51job, Inc. and MLT Holding Limited.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on pages 145 and 146 in accordance with the Staff’s instructions.

Related Party Transactions, page 145

24.	Please disclose the nature of your relationship with Beagledata.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on page 147 in accordance with the Staff’s instructions.

Consolidated Financial Statements

Consolidated Balance Sheets, page F-3

25.

Confirm that each business combination must be approved by a majority of the company’s independent directors, and that the Company’s prospectus provides that any business combination undertaken by the Company will be required to be approved by a majority of the Company’s independent directors.

In response to the Staff’s comments, “advance to suppliers” represents retainer in the procurement of technology development outsourcing services, promotion services and other services. Advance payment depends on specific circumstances, including the industry practice, negotiations with suppliers, security for steady supply of service, and the delivery time of services received from suppliers after the advance payment. Advance to suppliers is settled when the services are provided and accepted by the Company. The Company reviews its advance to suppliers on a periodic basis and makes general and specific allowances when amounts outstanding are not likely to be collected in cash or utilized against receive of services.

Advance to suppliers increased RMB59.6 million from RMB0.5 million as of December 31, 2020 to RMB60.1 million as of December 31, 2021. The significant increase of advance to suppliers was based on anticipated business activities, and in line with the growth of the Company’s revenue during the years ended December 31, 2020 and 2021, which was primarily due to:

(1)

RMB26.3 million of the prepayment for technology development outsourcing services for third-party services providers, to satisfy our significant growth of outsourcing services, especially IT-related services in the foresee following months as of December 31, 2021.

(2)

RMB24.5 million of the prepayment for third-party supplier who make the payment of compensation to flexible workers in our flexible employment services on behalf of the Company. The Company is required to recharge the accounts in advance before the third-party suppliers make the payment to flexible workers.

(3)

RMB8.8 million of the prepayment to third-party provider to promote our brands for the purpose to expand and diversify our service offerings to cover a comprehensive range of activities in human capital management process.

The Company has added the disclosure in the Revised Registration Statement on pages F-10 and F-19 to disclose the accounting policy and nature of advance to suppliers, respectively.

Consolidated Statements of Cash Flows, page F-6

26.

We note that you have presented cash outflows for the purchase of short-terms investments net of maturities and/or sales. Please revise to separately classify cash inflows from sales and/or maturities of short-term investments. Refer to ASC 230-10-45- 11.

In response to the Staff’s comments, the Company has revised the Consolidated Statement of Cash Flows and pages F-6 and F-35 to separately classify cash inflows from sales of short-term investments.

Notes to Consolidated Financial Statements

Note 1. Principal activities and organization, page F-7

27.

We note your reference to “indirectly owned” subsidiaries as well as your disclosure in the table on page F-8 that refers to “Percentage of Effective Ownership.” However, your disclosure on the cover page indicates that you have a direct equity ownership structure. Please advise or revise.

In response to the Staff’s comments, the Company has removed “indirectly” in the Revised Registration Statement on page F-7.

(f) Short-term investments, page F-9

28.	You disclose that you consider your short-term investments to be available for sale investments or held to maturity investments. Please revise to provide the disclosures required by ASC 320-10-50.

In response to the Staff’s comments, the Company has removed “short-term investments to be available for sale investments or held to maturity investments” and revised related disclosures of short-term investments in the Revised Registration Statement on page F-9.

Note 2. Summary of Significant Accounting Policies

(d) Convenience translation, page F-9

29.

We note that your convenience translation is based on the rate as of December 31, 2021. Please revise to apply the exchange rate as of the most recent balance sheet date included in the filing, June 30, 2022, or as of the most recent date practicable, if materially different. Refer to Rule 3-20 (b)(1) of Regulation S-X.

In response to the Staff’s comments, the Company has revised (d) Convenience translation, page F-9, and Consolidated Financial Statements as of and for the year ended December 31, 2021 of the Revised Registration Statement and financial information throughout the Revised Registration Statement to apply the exchange rate as of the most recent balance sheet date included in the filling, June 30, 2022.

(j) Revenue recognition, page F-11

30.	You describe your revenues as “net revenues” throughout MD&A. Please revise to disclose what your revenues are net of.

In response to the Staff’s comments, the Company describes revenues as “net revenues” throughout MD&A because the revenues are net of surcharge taxes, which is less than 0.3% of the total revenues. Considering the proportion is relatively negligible and immaterial, the Company did not disclose surcharge taxes separately as a separate line item in the breakdown of revenues. The Company has also revised expression of “revenues” to “net revenues” in the Consolidated Statements of Income and Comprehensive Income as of and for the years ended December 31, 2020 and 2021, and Unaudited Condensed Consolidated Statements of Income and Comprehensive Income as of and for the six months ended June 30, 2021 and 2022 to remain consistency of the description globally in the Revised Registration Statement.

31.

Please revise to expand your disclosures regarding the typical terms of your arrangements, including but not limited to, payment terms as well as cancellation or refund provisions, if any. Refer to ASC 606-10-50-12.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on pages F-12, F-13, F-37, F-38 and pages 91-92 in accordance with the Staff’s instructions.

Permanent employment services, page F-11

32.	We note that revenue from permanent employment services is recognized when the candidate passes the probation period. Please tell us the following:

•

Explain how you concluded that the transfer of control occurs at the completion of the probation period and not once the candidate is placed. In this regard, tell us who is able to direct the use of, and obtain substantially all of the benefits from the asset (i.e. the candidate) during the probation period. Refer to ASC 606-10-25-23 and 25;

•	Tell us whether there are any services provided by you to the customer during the probation period; and

•	Tell us how long the typical probation period is and explain what consideration was given to whether the probation period is variable consideration (i.e. a refund provision) that should be estimated.

In response to the Staff’s comments, the Company’s further explanations are as follows:

(1)

The probation period is typically three months, a period for the customer to evaluate and confirm the acceptance of candidate replacement. During the probation period, the customer is entitled to request candidate replacement if dissatisfaction about the performance of candidate cannot be resolved after all means implemented, that is, the customer considers the candidate is not qualified for the job in the long term, and the candidate also has discretion in deciding whether to accept the job or not. The customer needs the time in probation period to observe and confirm whether they are able to direct the use of, and obtain substantially all of the benefits from the permanent placement of the candidate. Until then, uncertainty on the completion and satisfaction of the Company’s performance obligation is unlikely to be resolved. Therefore, the Company concluded that transfer of control and satisfaction of performance obligation occurs at the completion of the probation period.

(2)	The Company provides the following services for the customer during probation period:

(a).	keeping track of the performance of candidate to see if they meet the customer’s defined standards;

(b).	dealing with the customer’s feedback or complaint about the performance of the candidate through interventional communication; and

(c).	continuing to search for candidate replacement without extra fees if the customer’s dissatisfaction is not resolved after all means aforementioned implemented.

(3)

The probation period is typically three months, a period for the customer to evaluate and confirm the acceptance of candidate replacement. During the probation period, the customer is entitled to request candidate replacement if dissatisfaction about the performance of candidate cannot be resolved after all means implemented. In actual business practice, the customer is not obliged to pay until the Company delivers a successful candidate permanent placement, which is defined as the candidate attaining acceptance and recognition of the customer at the completion of probation period. With all the statements aforementioned, the Company believes that the probation period would not result in variable consideration (or refund provision), because the completion of probation period is the point in time when performance obligation is deemed satisfied and the customer accepts transfer of control, and obtains substantially all of the benefits from the candidate’s permanent placement as a proven qualified employee in the long term.

The Company has revised disclosure on pages 91-92, F-12, F-37 and F-38 to further illustrate the performance obligation of permanent employment services in the Revised Registration Statement.

Recruitment Services

Flexible employment services, page F-11

33.	Please address the following for flexible employment services:

•

You disclose that contract consideration is determined by the quantity of the services delivered times price per unit. Revise to clarify, if true, that the quantity of services delivered is hours worked, and the price per unit is an hourly pay rate. Alternatively, revise to further explain what the quantity of services and price per unit represents; and

•

You disclose that revenue is recognized either at a point-in-time or over time “in accordance with the specified services content provided.” Revise to disclose the circumstances that give rise to point-in-time recognition and those where revenue is recognized over time. Refer to ASC 606-10-50-12(a). As part of your response, explain to us how you determined the pattern of recognition for these services and refer to ASC 606-10-25-27 and ASC 606-10-25-30.

In response to the Staff’s comments:

(1)

The Company has revised flexible employment services of recruitment services on pages 89, F-11, and F-36 of the Revised Registration Statement to further explain what the quantity of services and price per unit represents. Quantity of services usually represents the days flexible workers have worked, and price per unit usually represents their workday pay rate.

(2)

The Company has also revised to disclose the circumstances that give rise to point-in-time recognition and those where revenue is recognized over time. Revenue from flexible employment services is recognized either at a point of time or over time in accordance with the specified services content provided. In the circumstances where the customer simultaneously receives and consumes the benefits as the flexible worker performs the service, the Company should recognize revenue over time during the service period. For example, when the flexible worker serves as an external consultant to provide the customer with professional service, the Company should recognize revenue over time during the service period. In other circumstances where criteria that indicate the Company should recognize revenue over time are not met, the Company should recognize revenue at a point in time when the performance obligation is satisfied. For example, when the flexible worker serves as a salesman for the customer’s promotion campaign, and their service fees are calculated based on the number of goods sold, the satisfaction of performance obligation is directly related to sales of goods and therefore the Company should recognize revenue at a point in time.

Outsourcing Services, page F-12

34.

We note that outsourcing service revenues are recognized at a point in time when the service is delivered. Please explain your basis for recognizing outsourcing revenue at a point in time rather than over time and tell us how you considered the guidance in ASC 606-10-25-27 and ASC 606-10-25-30.

Pursuant to ASC 606-10-25-27, “an entity transfers control of a good or service over time and, therefore, satisfies a performance obligation and recognizes revenue over time, if one of the following criteria is met:

a. The customer simultaneously receives and consumes the benefits provided by the entity’s performance as the entity performs.

b. The entity’s performance creates or enhances an asset (for example, work in process) that the customer controls as the asset is created or enhanced.

c. The entity’s performance does not create an asset with an alternative use to the entity, and the entity has an enforceable right to payment for performance completed to date (see paragraph 606-10-25-29).”

In response to the Staff’s comments, outsourcing services that the Company provides are IT-related projects, for example, developing a system, module or software with specific functions. Three criteria that indicate the Company should recognize revenue over time are not met because of the following:

(1)

The customer cannot simultaneously receive and consume the benefits provided by the entity’s performance, because the work-in-progress of such IT projects are only dispersed computer codes, which neither provide any function for the customer, nor are delivered to customers until completion of IT projects.

(2)

The customer cannot obtain control of asset before the completion of the IT related projects, because the Company only transfers the finalized work deliverables to the customer upon the completion of the IT projects instead of developing such IT projects at the customer’s location or in the customer’s IT environment. The finalized work deliverables are delivered to the customer with installation and application instructions, and before then, the customer cannot obtain the control of such software and system, or comprehend its available function or application.

(3)

Furthermore, in actual business practice, the customer does not have an enforceable right to payment for performance completed to date. If the service deliverables do not meet the specifications as agreed in the contract, the customer is entitled to refuse payment until the Company manages to deliver work per requirement. The contract consideration is fixed service fees which do not include any variable consideration, that is, the customer would make no concession for service deliverables not up to standards by paying a lesser consideration.

Pursuant to ASC 606-10-25-30, since the performance obligation is not satisfied over time in accordance with criteria to recognize revenue over time, the Company is deemed to satisfy the performance obligation at a point in time when service deliverables are completed and delivered to the customer upon acceptance.

Note 3. Fair value measurements, page F-17

35.

We note that your investments in wealth management products issued by commercial banks are classified within level 1 of the fair value hierarchy and that the fair value is “provided by banks” at the end of each period. Please tell us how you concluded that classification within level 1 is appropriate and explain how the values provided by commercial banks represent quoted prices in active markets for identical assets that you can access at the measurement date. Refer to ASC 820-10-35-40 through 46.

In response to the Staff’s comments, the Company’s short-term investments consist of wealth management products issued by commercial banks and are redeemable on demand. Pursuant to ASC 820-10-35-41B, the values of short-term investment satisfy both of the following to determine as Level 1 input:

(1)

Although the wealth management products are not listed on an exchange, the commercial banks publish their daily quotation price. Those wealth management products are popular products with significant transaction frequency and volume, and pricing information is provided on an ongoing basis, and thus the active-market criteria are met;

(2)	Wealth management products could be redeemed and purchased at the published quotation price without any adjustment.

Note 5. Software and equipment, net, page F-18

36.

Please describe the nature of the software, tell us whether the software is internally developed software or capitalized software, and revise to disclose your accounting policy for these assets. As part of your response, tell us how you determined that an estimated useful life of ten years is appropriate for software, including how you considered obsolescence, competition and other factors in your determination.

In response to the Staff’s comments, software consists of six external purchased technology attached to our proprietary platforms, Columbus and Star Career. The software leverages our core invention patents in the areas of AI, data analytics and blockchain technology registered in the U.S. The software serves as core foundation technology in the PaaS architecture related to either big data filtering, matching, user portrait analysis or information security.

Pursuant to ASC 350-40-35-5, in determining the estimated useful life over the software, the Company considers the effects of the following:

(1)

Obsolescence: The Company’s software serves at the core foundation technology, rather than at the application layer, in the areas of AI, data analytics and blockchain technology, which is in line with the trend to applicate AI and machine learning in human capital management market to simplify business management process, release more manpower, and gradually realize digital transformation. Besides, the software leverages the Company’s granted patents registered in the U.S. which have a 20-year protective period. The management also expects the Company could benefit from the software which builds the core foundation in the PaaS architecture that has a useful lifespan of at least 10 years.

(2)

Technology: The Company’s software provides key functions related to big data filtering, matching, user portrait analysis and information security to improve the performance of the Company’s proprietary platforms, Columbus and Star Career. The Company’s software contributes to build the technological infrastructure of the Company’s service platforms, which the Company expects could benefit for a period of at least 10 years. This is not similar to applications which will change rapidly based on the needs of users or trends of business. Although the top application layers may change from time to time, the building blocks of core technology which serve as the foundation of the PaaS system will remain more or less the same while all application layers that change frequently are built upon this core technology foundation.

(3)

Competition: The core competitiveness of the Company is its technologies in AI, data analytics and blockchain in which the Company already obtained U.S. invention patents. The software was developed leveraging these patents which serve the core technology foundation of the Company. This is necessary to maintain the Company’s competitiveness of massive multidimensional data insights, powerful AI algorithm and data analysis capacity in a long period. The software enables the Company to effectively process massive data and continuously improve the AI matching accuracy in the services provided.

The Company has revised the disclosure in the Revised Registration Statement on page F-10 in accordance with the Staff’s instructions.

Note 16. Subsequent events, page F-30

37.	Please revise to disclose the specific date through which you evaluated subsequent events, as required by ASC 855-10-50-1(a). Similar concerns apply to your discourse on page F-44.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on pages F-31 and F-46 in accordance with the Staff’s instructions.

Unaudited Consolidated Financial Statements, page F-31

38.	We note you refer to the “accompanying unaudited condensed financial statements” on page F-35. Please revise to label the June 30, 2022 financial statements as “Condensed.”

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement from page F-32 to F-35, the header from page F-36 to F-46, and index on F-1 in accordance with the Staff’s instructions.

Part II Information Note Required in Prospectus

Item 7. Recent Sales of Unregistered Securities, page II-1

39.	Please revise to disclose the title of the securities sold and ensure that all securities, including ordinary and preferred shares, are included in the table. Refer to Item 701(a) of Regulation S-K.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on page II-2 in accordance with the Staff’s instructions.

General

40.

You disclose variously that you will apply for listing on the Nasdaq, you have applied for listing, and your ordinary shares have been approved for listing. Please ensure that your disclosure is consistent throughout regarding whether you have applied for listing.

In response to the Staff’s comments, the Company has revised the relevant disclosure throughout the Revised Registration Statement in accordance with the Staff’s instructions.

41.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

In response to the Staff’s comments, the Company has not engaged in any written communications with any potential investors as of the date of this response letter. Should any written communications be made in the future, the Company will provide them to the Staff in due course.

Thank you for your assistance in this matter. You may contact the undersigned by phone at (+86) 10 8520 0616 or via e-mail at yang.ge@dlapiper.com.

Very truly yours,

/s/ Yang Ge
Yang Ge